

November 5, 2021

Isaac H. Sutton
Chairman and Chief Executive Officer
Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

  Re: Corporate Universe, Inc.
    Registration Statement on Form 10-12G
    Filed April 26, 2021
    File No. 000-56271

Dear Mr. Sutton:

  We issued comments to you on the above captioned filing on August 20, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 19, 2021. If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Matt Stout